UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Tiptree Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88822Q103
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88822Q103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Fintan Partners, LLC (20-2379035)
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power:	0*
	(6) Shared Voting Power:	517,760*
	(7) Sole Dispositive Power:	0*
	(8) Shared Dispositive Power:	517,760*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	517,760*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	1.5%*
(12) Type of Reporting Person (See Instructions): IA

*Based on the information set forth on the Form 10-Q of Tiptree Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission on November 4, 2020, there were 33,634,936 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company outstanding as of November 1, 2020.  As of December 31, 2020 (the “Reporting Date”), Fintan Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), owned an aggregate of 517,760 shares of the Common Stock.  Fintan Partners, LLC, a Delaware limited liability company (“Fintan Partners”), is the investment manager of the Master Fund.  As a result of the foregoing, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Fintan Partners may be deemed to be the beneficial owner of 517,760 shares of Common Stock, or approximately 1.5% of the Common Stock deemed issued and outstanding as of such date.

CUSIP NO. 88822Q103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Fintan Master Fund, Ltd.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power:	0*
	(6) Shared Voting Power:	517,760*
	(7) Sole Dispositive Power:	0*
	(8) Shared Dispositive Power:	517,760*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	517,760*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9):	1.5%*
(12) Type of Reporting Person (See Instructions): CO

* Based on the information set forth on the Form 10-Q of the Company filed with the Securities and Exchange Commission on November 4, 2020, there were 33,634,936 shares of Common Stock of the Company outstanding as of November 1, 2020.  As of the Reporting Date, the Master Fund owned an aggregate of 517,760 shares of the Common Stock or approximately 1.5% of the Common Stock deemed issued and outstanding as of such date.

Item 1(a). Name Of Issuer:
Tiptree Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
299 Park Avenue, 13th Floor New York, NY 10171
Item 2(a). Name of Person(s) Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Fintan Partners, LLC, a Delaware limited liability company (“Fintan Partners”) and (ii) Fintan Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”).

The 517,760 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company or approximately 1.5% of the shares of Common Stock of the Company deemed to be issued and outstanding as of December 31, 2020 held by the Master Fund, may be deemed to be beneficially owned indirectly by Fintan Partners as the investment manager to the Master Fund.

Item 2(b). Address of Principal Business Office or, if None, Residence:
110 E 59th Street, 15th Floor New York, NY 10022
Item 2(c). Citizenship:
Fintan Partners, LLC, is a Delaware limited liability company. Fintan Master Fund, Ltd. is a Cayman Islands exempted company.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e). CUSIP No.:
88822Q103
Item 3. If this Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4.	Ownership
As reported in the cover pages to this report, the ownership information with respect to each of Fintan Partners and the Master Fund is as follows:

(a) Amount Beneficially Owned (as of December 31, 2018):	517,760*
(b) Percent of Class (as of December 31, 2018):	1.5% *
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	517,760*
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	517,760*

* Based on the information set forth on the Form 10-Q of the Company, filed with the Securities and Exchange Commission on November 4, 2020, there were 33,634,936 shares of Common Stock of the Company outstanding as of November 1, 2020.  As of December 31, 2020, the Master Fund owned an aggregate of 517,760 shares of the Common Stock.  Fintan Partners is the investment manager of the Master Fund.  As a result of the foregoing, as of December 31, 2020, for the purposes of Reg. Section 240.13d-3, Fintan Partners may be deemed to be the beneficial owner of 517,760 shares of Common Stock, or approximately 1.5% of the Common Stock deemed issued and outstanding as of such date.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021

FINTAN PARTNERS, LLC

By:	/s/ Alexander Klikoff
Alexander Klikoff, in his capacity as the
Senior Managing Director of Fintan Partners, LLC

FINTAN MASTER FUND, LTD.

By:	/s/ Alexander Klikoff
Alexander Klikoff, in his capacity as the
Senior Managing Director of Fintan Partners, LLC

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit

1.   Joint Filing Agreement, dated as of February 14, 2019, by and among Fintan Partners, LLC and Fintan Master Fund, Ltd. (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019)